Sticker to Prospectus

     The Prospectus for ICON Leasing Fund Eleven, LLC consists of this sticker, the Prospectus which is dated April 21, 2005, Supplement No. 1, dated June 17, 2005, Supplement No. 2 dated June 27, 2005, Supplement No. 3 dated August 15, 2005 and Supplement No. 4 dated November 14, 2005. Supplement No. 4 contains information related to the current status of the offering and updates certain financial information in the Prospectus.

                                                Filed Pursuant to Rule 424(b)(3)
                                                SEC File No. 333-121790

                          ICON LEASING FUND ELEVEN, LLC

                                SUPPLEMENT NO. 4
                             DATED November 14, 2005

                               TO PROSPECTUS DATED
                                 APRIL 21, 2005

Summary

     We are providing you with this Supplement No. 4 dated November 14, 2005 to update the Prospectus dated April 27, 2005, as amended by Supplement No. 1, dated June 17, 2005, Supplement No. 2, dated June 27, 2005 and Supplement No. 3, dated August 15, 2005. The information in this Supplement No. 4 supplements, modifies and supersedes some of the information contained in the ICON Leasing Fund Eleven, LLC ("Fund Eleven") Prospectus, as amended by Supplement No. 1, Supplement No. 2 and Supplement No. 3. This Supplement No. 4 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3.

     The primary purposes of this Supplement No. 4 are to:

     o    Describe the current status of the offering; and

     o Update certain financial information of Fund Eleven to September 30, 2005.

Current Status of the Offering

     At October 31, 2005, 82,767.37 membership interests have been sold to 2,532 additional members, and those additional members had contributed capital of $82,767,369 to Fund Eleven. Fund Eleven has not yet purchased any equipment but is seeking various equipment leasing opportunities. The minimum offering of $1.2 million was achieved on May 6, 2005, and the $10.0 million minimum offering for the Commonwealth of Pennsylvania was achieved on May 26, 2005.

Our Compensation

     Through October 31, 2005, Fund Eleven paid and accrued the following costs in connection with its offering of membership interests: sales commissions to third parties in the amount of $6,620,512, underwriting commissions to affiliated parties in the amount of $1,655,348 and the organizational and offering fees to affiliated parties in the amount of $2,569,185. These fees are described on pages 26 and 27 of the Prospectus.

Certain Financial Information of Fund Eleven for the Quarter Ended September 30, 2005


                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                                  Balance Sheet
                               September 30, 2005
                                   (Unaudited)


                                     ASSETS



 Cash and cash equivalents                                      $   59,645,084
 Restricted cash                                                     2,094,209
 Other assets, net                                                      25,156
                                                                ---------------

    Total assets                                                $   61,764,449
                                                                ==============


                         LIABILITIES AND MEMBERS' EQUITY

 Due to Manager                                                 $      497,669
                                                                --------------

 Commitments and contingencies

 Members' equity:
    Manager (one share outstanding, $1,000 per share original
     issue price)                                                      (10,967)
    Additional Members (71,957.99 shares outstanding,
     $1,000 per share original issue price)                          61,277,747
                                                                --------------

 Total members' equity                                              61,266,780
                                                                --------------

 Total liabilities and members' equity                          $   61,764,449
                                                                ==============

See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                            Statements of Operations
                                   (Unaudited)

                                                                           May 6, 2005
                                                                        (Commencement of)
                                                                           Operations)
                                                  Three Months Ended         Through
                                                  September 30, 2005    September 30, 2005
                                                  ------------------    ------------------
 Revenue:
    Interest income                                  $   186,358        $        188,654
                                                     ------------       ----------------

 Expenses:
    Administrative expense reimbursement - Manager        407,772                529,976
    Amortization expense                                    1,094                  1,094
    General and administrative                             25,188                 25,348
                                                     ------------       ----------------

      Total expenses                                      434,054                556,418
                                                     ------------       ----------------

 Net loss                                            $   (247,696)      $        (367,764)
                                                     ============       ================

 Net loss allocable to:
    Additional Members                               $   (245,219)      $       (364,086)
    Manager                                                (2,477)                (3,678)
                                                     -------------      ----------------

                                                     $   (247,696)      $       (367,764)
                                                     =============      ================

 Weighted average number of additional
 member shares outstanding                                 44,120                 30,247
                                                     ============       ================

 Net loss per weighted average
 additional member share                             $      (5.56)      $         (12.04)
                                                     ============       ================

See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                     Statement of Changes in Members' Equity
 Period From May 6, 2005 (Commencement of Operations) through September 30, 2005
                                   (Unaudited)


                                       Additional Member    Additional      Managing
                                          Shares            Members          Member         Total
                                          ------            -------          ------         -----


 Balance, May 6, 2005                            1.00  $         1,000   $        1,000   $      2,000

 Proceeds from issuance of additional
    member shares                           71,957.99       71,957,993              -       71,957,993
 Refund of additonal members share              (1.00)          (1,000)             -           (1,000)
 Sales and offering expenses                         -      (9,494,221)             -       (9,494,221)
 Cash distributions to members                       -        (821,939)          (8,289)      (830,228)
 Net loss                                            -        (364,086)          (3,678)      (367,764)
                                        -------------- ----------------  ---------------  -------------

 Balance, September 30, 2005                71,957.99  $    61,277,747   $      (10,967)  $ 61,266,780
                                        =============  ================  ===============  ============




See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                             Statement of Cash Flows
 Period From May 6, 2005 (Commencement of Operations) through September 30, 2005
                                   (Unaudited)


 Cash flows from operating activities:
    Net loss                                                  $     (367,764)
 Adjustments to reconcile net loss to net cash provided by
  operating activities:
    Amortization                                                       1,094
    Changes in operating assets and liabilities:
 Due to General Partner and affiliates, net                          497,669
                                                              --------------

 Net cash provided by operations                                     130,999
                                                              --------------

 Cash flows from financing activities:
    Issuance of additional member shares, net of sales and
      offering expenses paid                                      62,463,772
    Additional member refunds                                         (1,000)
    Other assets, net                                                (26,250)
    Increase in restricted cash                                   (2,094,209)
    Cash distributions to members                                   (830,228)
                                                              ---------------

 Net cash provided by financing activities                        59,512,085
                                                              ---------------

 Net increase in cash and cash equivalents                        59,643,084
 Cash and cash equivalents, beginning of the period                    2,000
                                                              --------------

 Cash and cash equivalents, end of the period                 $   59,645,084
                                                              ==============


See accompanying notes to financial statements.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                               September 30, 2005
                                   (Unaudited)
(1)    Basis of Presentation

     The accompanying financial statements of ICON Leasing Fund Eleven, LLC (the "LLC") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The results for the interim period are not necessarily indicative of the results for the full year.

(2)    Organization

     The LLC was formed on December 2, 2004 as a Delaware limited liability company and commenced operations on May 6, 2005 when the LLC admitted its first additional members. The LLC is engaged in one business segment, the business of acquiring equipment subject to lease. The LLC will continue until December 31, 2024, unless terminated sooner.

     ICON Capital Corp. (the "Manager") is a Connecticut corporation. The Manager will manage and control the business affairs of the LLC's equipment leases and financing transactions under the terms of a limited liability company agreement with the LLC, (the "LLC agreement"). Additionally, the Manager has a 1% ownership interest in the LLC.

     The LLC is currently in its offering period which began in April 2005 and is anticipated to end during April 2007. The initial capitalization of the LLC was $2,000 on December 17, 2004 which consisted of $1,000 from the Manager and $1,000 for a single additional member interest from an officer of the Manager. At September 30, 2005, the LLC refunded the $1,000 for the additional member interest to the officer of the Manager. The LLC is offering membership interests with the current intention of raising up to $200,000,000 of capital.

     The LLC had its initial closing on May 6, 2005 (Commencement of Operations) with the sale of 1,200 membership interests representing $1,200,000 of capital contributions. From May 7, 2005 through September 30, 2005, the LLC has sold an additional 70,757.99 membership interests representing $70,757,993 of capital contributions. Beginning with the Commencement of Operations, the LLC has been paying sales commissions incurred to third parties and various fees to the Manager and ICON Securities Corp., a wholly-owned subsidiary of the Manager. These sales commissions and fees paid to the Manager and its affiliate are recorded as a reduction of the LLC's equity.

     With the proceeds from membership interests sold, the LLC intends to invest in equipment subject to lease and in residual ownership rights in leased equipment.

     Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the Additional Members and 1% to the Manager until each Additional Member has received cash distributions and liquidation proceeds sufficient to reduce their adjusted capital contribution account to zero and received, in addition, other distributions and allocations which would provide an 8% per annum cumulative return on their outstanding adjusted capital contribution account. After such time, the distributions will be allocated 90% to the Additional Members and 10% to the Manager.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                               September 30, 2005
                                   (Unaudited)

(3)    Summary of Significant Accounting Policies

     Cash and Cash Equivalents

     Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less. The LLC's cash and cash equivalents are held principally at one financial institution and at times may exceed insured limits. The LLC periodically evaluates the creditworthiness of the institution and has not experienced any losses on such deposits.

     Restricted Cash

     Restricted cash is cash that is committed for a particular purpose and not available for the operations of the LLC.

     Share Redemption

     The LLC may, at its discretion, redeem shares from a limited number of its additional members, as defined in its LLC Agreement. The redemption price for any shares approved for redemption is based upon a formula, as defined in the LLC Agreement. Additional members are required to hold their shares for at least one year before redemptions will be permitted.

     Per Unit Data

     Net loss and distributions per share are based upon the weighted average number of additional member shares outstanding during the period. The weighted average number of additional member shares outstanding is calculated as if operations commenced on May 6, 2005.

     Income Taxes

     The LLC is taxed as a partnership for Federal and state income tax purposes. No provision for income taxes has been recorded since the liability for such taxes is that of each of the individual members rather than the LLC. The LLC's income tax returns are subject to examination by the Federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the members.

(4)    Transactions with Related Parties

     The LLC has entered into certain agreements with the Manager and ICON Securities Corp. whereby the LLC pays certain fees and reimbursements to those parties. The Manager is entitled to receive 3.5% on capital raised up to $50,000,000, 2.5% on capital raised between $50,000,001 to less than $100,000,000 and 1.5% on capital raised over $100,000,000. ICON Securities Corp. is entitled to receive a 2% underwriting fee from the gross proceeds from sales of shares to the Additional Members.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                               September 30, 2005
                                   (Unaudited)

(4)    Transactions with Related Parties - continued

     In accordance with the terms of the LLC Agreement, the LLC will pay the Manager (i) management fees ranging from 1% to 7% based on a percentage of the rentals received either directly by the LLC or through joint ventures and (ii) acquisition fees of 3% calculated based on the gross value of the equipment acquired. In addition, the Manager is reimbursed for administrative expenses incurred in connection with the LLC's operations.

     From May 6, 2005 (Commencement of Operations) through September 30, 2005, the LLC has raised $71,957,993 of capital contributions. During this time period the LLC has paid and accrued sales commissions to unrelated third parties of $5,756,111, underwriting commissions to ICON Securities Corp. of $1,439,160 and organizational and offering fees to the Manager of $2,298,950. Of these amounts, $39,954 in underwriting commissions and $49,943 for organizational and offering fees have been accrued as of September 30, 2005.

     For the period from May 6, 2005 to September 30, 2005, the LLC paid and accrued $529,976 for administrative expense reimbursements to the Manager. Of this amount $407,772 was accrued as of September 30, 2005.

     From October 1, 2005 through October 31, 2005, the LLC has raised an additional $10,809,386 of capital contributions. During this time period the LLC has paid or accrued sales commissions to unrelated third parties of $864,401, underwriting commissions to ICON Securities Corp. of $216,188 and organizational and offering fees to the Manager of $270,235.

     Fees and other expenses paid or accrued by the LLC to the Manager or its affiliates were as follows for the period from May 6, 2005 (Commencement of Operations) through September 30, 2005:

              Organizational and offering fees (1)           $   2,298,950
              Underwriting commissions (1)                       1,439,160
              Administrative expense reimbursements (2)            529,976
                                                             -------------

                                                             $   4,268,086
                                                             =============

         (1)  Charged directly to members' equity.
         (2)  Charged directly to operations.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                               September 30, 2005
                                   (Unaudited)

(5)    Revolving Loan Facility

     On August 31, 2005, the LLC, together with certain of its affiliates (entities sponsored and organized by the Manager), ICON Income Fund Eight B L.P., ICON Income Fund Nine, LLC, and ICON Income Fund Ten, LLC (collectively, the "Borrowers") entered into a Commercial Loan Agreement (the "Agreement"), with California Bank & Trust (the "Lender"). The Agreement provides for a revolving line of credit of up to $17,000,000 pursuant to a senior secured revolving loan facility (the "Facility") which is secured by all assets of the Borrowers not subject to a first priority lien, as defined in the Agreement. Each of the Borrowers are jointly and severally liable for all amounts borrowed under the Facility. Amounts available under the Facility is subject to a borrowing base that is determined, subject to certain limitations, based on the present value of the future receivables under certain lease agreements in which the Borrowers have a beneficial interest. The interest rate on any advances made under the Facility is the Lender's prime rate plus 0.25% per year (which was 7% at September 30, 2005). In accordance with the Agreement, the Borrowers may elect to have up to five separate advances under the Facility each made at the rate at which United States dollar deposits can be acquired by the Lender in the London Interbank Eurocurrency Market, plus 2.75% per year. The Facility expires on August 31, 2007 unless renewed by the Borrowers for an additional one year term, in the sole discretion of the Lender.

     As part of the Agreement the Borrowers are required to comply with certain financial covenants, including, a minimum debt coverage ratio, a tangible net worth covenant, a leverage ratio and a minimum liquidity covenant. The Borrowers are in compliance with these covenants at September 30, 2005. If the Borrowers become non-compliant with any of the terms and conditions of the Agreement the Borrowers may not declare or pay any distributions to investors.

     In addition, on August 31, 2005, the Borrowers entered into a Contribution Agreement (the "Contribution Agreement"), pursuant to which the Borrowers have agreed to certain restrictions on the amounts and terms of their respective borrowings under the Facility in order to minimize the risk that a Borrower would be unable to repay its portion of the outstanding obligations under the Facility at any time. These restrictions include, but are not limited to, borrowing in excess of the lesser of (a) an amount each Borrower could reasonably expect to repay in one year from its projected cash flow, or (b) the greater of (i) the borrowing base, as defined in the Agreement, as applied to such and (ii) 50% of the net worth of such Borrower. The Contribution Agreement also provides that, in the event a Borrower pays an amount under the Contribution Agreement in excess of its share of the total obligations under the Facility, whether by reason of an event of default or otherwise, the other Borrowers will immediately make a contribution payment to such Borrower and in such amount that the aggregate amount paid by each Borrower reflects its allocable share of the aggregate obligations under the Facility. The Borrowers' obligations to each other under the Contribution Agreement are collateralized by a subordinate lien on the assets of each Borrower.

     Under the terms of the Agreement, the Borrowers are required to maintain a cash reserve with the Lender representing 20% of all outstanding advances plus all pending advances. The LLC has established an interest bearing cash account with the Lender totaling $2,094,209 at September 20, 2005, which satisfies the Lenders cash reserve requirement.

                          ICON Leasing Fund Eleven, LLC
                     (A Delaware Limited Liability Company)
                          Notes To Financial Statements
                               September 30, 2005
                                   (Unaudited)

(5)    Revolving Loan Facility - continued

     On September 7, 2005, certain of the Borrowers were advanced approximately $10,200,000 under the Facility, which amount was used to completely repay all of the outstanding indebtedness owed by certain of the Borrowers and their affiliates under a prior revolving credit facility, to which the LLC was not a party.

     Aggregate borrowings by all Borrowers under the Facility amounted to $10,471,046 at September 30, 2005. The LLC currently has no borrowings under the Facility.